BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) informs its shareholders and the market that it will make a Public Request for Proxy, pursuant to Articles 50 and subsequent of the Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 81/2022, for voting at the Ordinary and Extraordinary General Shareholders Meeting ("OEGM") to be held on March 28, 2024, at 11:00 a.m., exclusively under digital format, according to instructions to be disclosed by the Company in due course.

The Public Request for Proxy will cover all matters set forth in the agenda of the OEGM, which will be in the Call Notice. The proxies must be sent to the Company, exclusively in electronic format, through the Qi Central Platform (https://qicentral.com.br/m/agoe-brf-2024) between February 27, 2024 and March 26, 2024.

Further information necessary for the submission of the proxies will be made available by the Company, from the date in which the Call Notice for the OEGM shall be disclosed, on its Investor Relations website (http://ri.brf-global.com), in item Corporate Governance, as well as at the websites of the Brazilian Securities and Exchange Commission (www.gov.br/cvm), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the SEC – Securities and Exchange Commission (www.sec.gov).

The Public Request for Proxy is an additional alternative provided by the Company to shareholders who wish to exercise their right to vote at the OEGM and are unable to participate in it, in person or through attorneys-in-fact, on the date it will be held.

In addition to sending the proxies, which are the object of the Public Request, the shareholders will also be able to vote at the OEGM by means of a Distance Voting Form, as set forth in article 26 and following articles of CVM Resolution No. 81/2022, with due observation to the instructions to be disclosed by the Company in the Shareholders’ Manual for Participation at the OEGM.

São Paulo, February 09, 2024

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer